January 10, 2013

Via EDGAR

Mr. Hugh West

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Morningstar, Inc.

Form 10-K for the year ended December 31, 2011

Filed February 24, 2012

File No. 0-51280

Dear Mr. West:

On behalf of Morningstar, Inc. (the “Company”), I am writing to request an extension for the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated December 26, 2012.  The Company wishes to submit its response to the Staff by January 31, 2013.

If you have any questions, please call me at (312) 696-6559.

Respectfully submitted,

/s/ Scott Cooley
Scott Cooley
Chief Financial Officer